82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Tel: (604) 688-8042 Fax: (604) 689-8032

June 30th, 2005

Securities & Exchange Commission
450 – 5th Street NW
Washington, DC
20549

Dear Sirs:

Please find enclosed our News Release dated June 29th, 2005 from Trans America Industries Ltd.

Yours very truly,
TRANS AMERICA INDUSTRIES LTD.

John K. Campbell
President

7/12

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

PRESS RELEASE

June 29, 2005

Trans America Industries reports that efforts to acquire properties with uranium potential in the western United States are proceeding as planned and will likely take additional time to finalize.

The Company has entered into a staking syndicate with experienced professionals in the US whose objective is to secure a portfolio of uranium projects with favorable potential over the next few months. Trans America will fund the acquisitions from working capital which currently stands at approximately $2 million.

The Company also holds the Dam and Goatskin claim groups aggregating some 2,080 hectares located east of Kelowna and approximately 23 kilometres north of the "Blizzard" uranium occurrence. Both claim groups cover areas previously held by Falconbridge Limited around 1977–1980 when Trans America director James J. McDougall was Falconbridge's Western Canadian Exploration Manager.

Trans America President John Campbell confirms that the Company is "very bullish about the prospects for uranium in the longer term" and feels that "stable, North American suppliers of uranium will be a key factor in the decision to bring on additional nuclear power capacity on the continent."

TRANS AMERICA INDUSTRIES LD.,
John K. Campbell
President

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca